NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada
Mountain Lake Resources Inc., Purdy’s Wharf, Tower 1, 1700-1959 Upper Water St., Halifax, NS B0P 1T0 Canada

IMMEDIATE RELEASE

RICHMONT MINES AND MOUNTAIN LAKE RESOURCES
TO ADVANCE THE VALENTINE LAKE GOLD PROJECT
IN CENTRAL NEWFOUNDLAND

MONTREAL, QC and HALIFAX, NS, Canada – May 20, 2008 – Richmont Mines Inc. (TSX-AMEX: RIC) (“Richmont”) and Mountain Lake Resources Inc. (TSX-V: MOA) (“Mountain Lake”) have finalized the parameters of the joint venture agreement between the two companies, which will govern the terms and conditions of future work programs on the Valentine Lake Project.

In addition, plans for the 2008 field work program have been completed. Mountain Lake will be the field operators conducting the field work on behalf of the joint venture. This work will consist of:

1.

Establishing an access road to the property.

2.

Commencing permit applications to enable the companies to expose the surface expression of the mineralization by trenching at the main deposit (Leprechaun Pond). This work will allow the joint venture to extract a sufficient volume of rock in order to establish a higher degree of confidence in the grade and distribution of the gold and allow for future metallurgical studies. In addition, the exposure of the mineralization will allow for a greater understanding of the gold mineralizing system which will be important in the planning of future detailed drill programs.

3.

Field work consisting of geological mapping and geochemical surveys will be conducted on targets generated by the 2007 helicopter airborne surveys. The purpose of this work will be to identify areas of gold mineralization in close proximity to the existing Leprechaun Pond deposit.

A budget of $500,000 is planned for this initial phase of the program. The second phase of the program will commence upon receipt of the necessary governmental permits to allow for the trenching and sampling at the main deposit.

Mountain Lake President Gary Woods stated, “Richmont has put six gold deposits in Eastern Canada into production since 1991 and we are very pleased with their strong commitment to the Valentine Lake project.”

Martin Rivard, President of Richmont said “Formalizing the joint venture agreement with Mountain Lake is another important step for the advancement of the Valentine Lake project. We remain confident in Valentine Lake’s potential and look forward to working with our partners as we advance this project.”

About Valentine Lake

As outlined in the National Instrument 43-101 compliant technical report (Jan. 2005), the Valentine Lake property has inferred mineral resources of 1.3 million tonnes grading 10.50 grams per tonne (g/t) gold. Cutting assays to 58 g/t gold, the average grade is 8.51 g/t gold, for a total estimated mineral resource of 359,000 ounces of gold in the Leprechaun Pond area.

RICHMONT MINES AND MOUNTAIN LAKE RESOURCES TO ADVANCE THE VALENTINE LAKE GOLD PROJECT IN CENTRAL NEWFOUNDLAND
May 20, 2008

About Richmont Mines Inc.

Richmont Mines is a gold exploration, development and mining company. Since it started production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Newfoundland and Ontario. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

About Mountain Lake Resources Inc.

Mountain Lake Resources Inc. (TSX-V: MOA) is a diversified junior mining and exploration company whose corporate strategy is to build shareholder value through the exploration and development of economically viable mineral properties. Current projects include: a 100% interest in the Bobby’s Pond Base Metal Project; a 30% interest in the Valentine Lake Gold Project, and a 16.2% stake in Etruscan Diamonds (Pty) Limited of South Africa, a producing diamond miner. Mountain Lake also has an option to earn a 100% interest in the Falls Grid gold exploration property in New Brunswick.

For more information visit: www.mountain-lake.com.

This news release was prepared by the companies’ management teams, which assume full responsibility for its content. The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Martin Rivard	Gary Woods
President and CEO	President and CEO
Richmont Mines Inc.	Mountain Lake Resources Inc.

National Instrument 43-101

This news release has been reviewed by Mr Gary Woods, P.Geo. a qualified person designated by National Instrument 43-101.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Mountain Lake Resources’ and Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Cautionary Note to U.S. Investors Concerning Resource Estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information:

Richmont Mines Inc.	Mountain Lake Resources Inc.
James Culligan	Greg Lytle
Investor Relations, Kei Advisors LLC	Corporate Communications
Phone: 716-843-3874	Phone: 866-285-5817
E-mail: jculligan@keiadvisors.com	E-mail: info@mountain_lake.com

Trading symbol: RIC	Trading symbol: MOA
Listings: TSX – Amex	Listing: TSX Venture Exchange
Web Site: www.richmont-mines.com	Web site: www.mountain-lake.com